UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HeartWare International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422368100
(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

with a copy to:
David A. Vaughan
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422368100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,053,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,053,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.0%(1)
14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Calculated based on 17,536,482 shares of common stock, par value $0.001 per share, of HeartWare International, Inc., outstanding as of April 20, 2016, as reported in HeartWare International, Inc.'s proxy statement dated April 29, 2016.

CUSIP No. 422368100	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,053,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,053,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.0%(2)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(2) Calculated based on 17,536,482 shares of common stock, par value $0.001 per share, of HeartWare International, Inc., outstanding as of April 20, 2016, as reported in HeartWare International, Inc.'s proxy statement dated April 29, 2016.

CUSIP No. 422368100	SCHEDULE 13D	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSON James C. Woolery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,053,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,053,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.0%(3)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(3) Calculated based on 17,536,482 shares of common stock, par value $0.001 per share, of HeartWare International, Inc., outstanding as of April 20, 2016, as reported in HeartWare International, Inc.'s proxy statement dated April 29, 2016.

CUSIP No. 422368100	SCHEDULE 13D	Page 5 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed on January 15, 2016 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D").  Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 3 and Item 5 of the Schedule 13D as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,053,258 Shares reported by the Reporting Persons in this Schedule 13D is approximately $39,537,845.40 (including brokerage commissions).

The source of funding for the transaction pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the HEC Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of their roles with respect to Hudson Executive and the Management GP, each of Messrs. Braunstein and Woolery may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each may be deemed to be a beneficial owner of the Subject Shares.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 1 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Schedule of transactions effected during the last 60 days

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2016

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein*
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein*
Douglas L. Braunstein

JAMES C. WOOLERY

By:	/s/ James C. Woolery*
James C. Woolery

* by John F. Brown, attorney-in-fact